COMMENTS RECEIVED ON 08/30/2023

FROM KEN ELLINGTON

FIDELITY COLCHESTER STREET TRUST (File Nos. 002-74808 and 811-03320)

FIDELITY MAGELLAN FUND (File Nos. 002-21461 and 811-01193)

FIDELITY SELECT PORTFOLIOS (File Nos. 002-69972 and 811-03114)

FIDELITY SUMMER STREET TRUST (File Nos. 002-58542 and 811-02737)

1)

Fidelity Series Floating Rate High Income Fund (Form N-CSR Filing)

C:

The Staff notes the fund has significant loan investments (greater than 25%) and requested we confirm whether any of the loans are covenant lite loans, the extent of the covenant lite loans, and if the risk is adequately disclosed in the prospectus. If the fund holds a significant amount of covenant lite loans, the Staff requests we revise principal risks disclosure to include the heightened risk associated with covenant lite loans.

R:

The fund will update its prospectus as follows to include the underlined disclosure about covenant-lite loans:

“Description of Principal Security Types

Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities do not pay current interest but are sold at a discount from their face values. Debt securities include all types of debt instruments such as floating rate loans, corporate bonds, government securities (including Treasury securities), repurchase agreements, mortgage and other asset-backed securities, and other securities believed to have debt-like characteristics, including hybrids and synthetic securities. Some of the debt securities in which the fund invests may be “covenant-lite,” which means these obligations have fewer financial covenants that protect lenders than other obligations.

Principal Investment Risks

Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security's or instrument's credit quality or value and an issuer's or counterparty's ability to pay interest and principal when due. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds), including floating rate loans, tend to be particularly sensitive to these changes. Lower-quality debt securities involve greater risk of default on interest and principal payments or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities often fluctuates in response to company, political, or economic developments and can decline significantly over short as well as long periods of time or during periods of general or regional economic difficulty. The default rate for lower-quality debt securities is likely to be higher during economic recessions or periods of high interest rates.

Covenant-lite obligations, which contain fewer financial covenants than other obligations, carry more risk than traditional loans as they allow issuers to engage in activities that would otherwise be difficult or impossible under a traditional loan agreement. In the event of default, covenant-lite obligations have lower recovery values as the lender may not have the opportunity to negotiate with the borrower prior to default.”

  2)   Biotechnology Portfolio, Health Care Portfolio, and Health Care Services Portfolio (Form N-CSR Filing)

“Notes to Financial Statements”

C:

The Staff notes the funds include disclosure in the notes that the financial statements have been consolidated to include the subsidiary accounts where applicable. The Staff requests we explain why the financial statements for these funds are not marked as consolidated and why the auditor opinion does not reference consolidated financials. The Staff also requests we confirm that PricewaterhouseCoopers LLP did in fact audit the consolidated financial statements and ensure the audit opinion mentions consolidation on a go forward basis, as applicable.

R:

As footnoted in the Schedule of Investments, these funds hold certain investments through a wholly-owned subsidiary (Subsidiary) that is treated as a corporation for U. S. tax purposes. The financial statements have not historically been marked as “Consolidated” due to the low number and relative size of these positions. We confirm PricewaterhouseCoopers LLP does audit these investments as part of their annual audit of the fund’s Financial Statements. Going forward, Fidelity will update the financial statements for applicable funds to specify “Consolidated” and work with our auditors to update their audit opinions accordingly.

3)

All funds (Form N-CSR Filing)

C:

The Staff requests we include responses to item 4(i) and 4(j) in all N-CSR filings. If not applicable, please include not applicable.

R:

The appropriate responses to Items 4(i) and 4(j) are N/A. We confirm that all questions on Form N-CSR will be responded to going forward.